                          GOODWIN, PROCTER & HOAR LLP

                               COUNSELLORS AT LAW
                                EXCHANGE PLACE
                       BOSTON, MASSACHUSETTS 02109-2881

                                                       TELEPHONE  (617) 570-1000
                                                       TELECOPIER (617) 523-1231


                                August 22, 1997


BY EDGAR
--------

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


                 Re:  Outdoor Communications, Inc.
                      Registration Statement on Form 8-A (No. 000-22713) Registration Statement on Form S-1 (No. 333-28493)
                      -------------------------------------------------

Ladies and Gentlemen:

     We submit this letter on behalf of our client, Outdoor Communications, Inc. (the "Company"). On June 4, 1997, the Company filed a Registration Statement on Form S-1, No. 333-28493 (the "Form S-1), covering an initial public offering of the Company's common stock. On June 17, 1997, the Company filed a Registration Statement on Form 8-A, No. 000-22713 (the "Form 8-A"), pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") to register the securities to be offered pursuant to the Form S-1 under the Exchange Act.

     At this time, the Company does not anticipate that the Form S-1 will be declared effective prior to the automatic effective date of the Form 8-A. Accordingly, on behalf of the Company, we hereby withdraw the Company's Form 8-A in order to prevent the Form 8-A from taking effect prior to the Company's Form S-1.

     Please call me at 617-570-1787 with any questions or comments you have.

                                            Very truly yours,

                                            /s/ James H. Hammons, Jr.
                                            -------------------------
                                            James H. Hammons, Jr.


cc: Karla Boyd
      Securities and Exchange Commission
    Richard W. Ebersole
      Outdoor Communications, Inc.
    David F. Dietz, P.C.